                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 _____________
                                SCHEDULE 13E-3

                                (RULE 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


          RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                     CRESCENDO PHARMACEUTICALS CORPORATION
--------------------------------------------------------------------------
                             (Name of the Issuer)

                               ALZA CORPORATION
--------------------------------------------------------------------------
                     (Name of Person(s) Filing Statement)

                     CLASS A COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 225637 10 7
--------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

             Peter D. Staple, 1900 Charleston Road, P.O. Box 7210,
                 Mountain View, CA  94039-7210, (650) 564-5000
--------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

     (a)     [_]      The filing of solicitation materials or an information
                      statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the information statement subject to Regulation Securities Exchange Act of 1934.

     (b)     [_]      The filing of a registration statement under the
                      Securities Act of 1933.

     (c)     [_]      A tender offer.

     (d)     [X]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                                   Calculation of Filing Fee
----------------------------------------------------------------------------------------------
Transaction Valuation/1/:  $100 million                 Amount of Filing Fee/2/:  $20,000
----------------------------------------------------------------------------------------------

[ ]     Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________     Filing Party: _______________
Form or Registration No.: ____________________     Date Filed: _________________




























---------------------------
       /1/ For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $100 million for all issued and outstanding shares of Class A Common Stock acquired pursuant to this transaction.

       /2/ The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by ALZA Corporation for such Class A Common Stock.

Introduction.
-------------

     This Schedule 13E-3 Transaction Statement (the "Statement") relates to ALZA Corporation's exercise of an option to purchase all issued and outstanding shares of Class A Common Stock of Crescendo Pharmaceuticals Corporation, a Delaware corporation ("Crescendo").

     This Statement is being filed by ALZA Corporation, a Delaware corporation ("ALZA"). Notwithstanding this Statement, ALZA disclaims application of Rule 13e-3 under the Securities Exchange Act of 1934, as amended, to the transaction reported herein.

Item 1
------

     The information set forth under the caption "Summary of Terms" in the Notice to Stockholders of Crescendo attached hereto as Exhibit (A)(1) is hereby incorporated by reference.

Item 2
------

     (a) The issuer of the class of equity security which is the subject of this filing and the address of its principal executive offices is:


                     Crescendo Pharmaceuticals Corporation
                     2000 Charleston Road, Suite 300
                     Mountain View, CA 94043
                     (650) 564-5600

     (b) The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $0.01, of Crescendo. The amount of Class A Common Stock outstanding as of September 29, 2000, the most recent practicable date hereof, is 4,853,509. The approximate number of holders of record of the Class A Common Stock as of September 29, 2000, the most recent practicable date, is 4,676.

     (c) The principal market in which the Class A Common Stock is being traded is the Nasdaq National Market. The range of high and low bid quotations for the Class A Common Stock for each quarterly period during the past two years is:


             Period                      High       Low
             ------                      ----       ---
          September 30, 1998            13.188     12.250
          December 31, 1998             13.875     12.250
          March 31, 1999                16.313     13.500
          June 30, 1999                 17.500     14.188
          September 30, 1999            18.500     17.125
          December 31, 1999             18.750     17.438
          March 31, 2000                20.000     17.625
          June 30, 2000                 20.625     18.250

     (d) On August 23, 2000, Crescendo announced a cash dividend on all Crescendo Class A and Class B Common Stock in the amount of $0.49 per share payable on September 20, 2000 to stockholders of record at the close of business on September 5, 2000.

          To the best of ALZA's knowledge, after making reasonable inquiry, Crescendo has paid no other dividends in the past two years.

          Crescendo is restricted from paying any dividends on the Class A Common Stock (i) unless the same per share dividend is declared on the Class B Common Stock; and (ii) if, after payment of such dividend, the amount of Crescendo's cash, cash equivalents and short-term and long-term investments would be less than the amount of Available Funds as such phrase is defined in the Restated Certificate of Incorporation of Crescendo as filed with the Secretary of State of the State of Delaware on September 4, 1997, attached hereto as Exhibit (D)(1) (the "Restated Certificate"), remaining after expenditures pursuant to the Development Agreement between ALZA and Crescendo dated September 5, 1997, as amended (the "Development Agreement"), as of the date of such dividend.

     (e)  Not applicable.

     (f)  Not applicable.

Item 3
------

     (a) This filing is being made by ALZA. ALZA's business address and telephone number are:


                       ALZA Corporation
                       1900 Charleston Road, P.O. Box 7210
                       Mountain View, CA  94039-7210
                       (650) 564-5000

          ALZA exercised its option to purchase all of Crescendo's Class A Common Stock on September 29, 2000 pursuant to ALZA's purchase option (the "Purchase Option"), the terms of which are set forth in the Restated Certificate. Under the Purchase Option, ALZA is entitled to purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the earlier of: (i) 60 days after Crescendo provides ALZA with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining after all of Crescendo's expenditures pursuant to the

          Development Agreement, accompanied by a report of Crescendo's independent auditors stating that nothing has come to their attention indicating that there are $2.5 million or more of Available Funds remaining at that date; or (ii) January 31, 2002 (subject to certain extension rights).

     (b) ALZA's principal business is pharmaceutical research and development and the commercialization of pharmaceutical products. During the last five years, ALZA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, ALZA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (c)  Information regarding ALZA's officers and directors.


          Dr. Ernest Mario
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Dr. Ernest Mario is the Chairman and Chief Executive Officer of ALZA. Prior to joining ALZA, Dr. Mario served as Chief Executive of Glaxo Holdings plc, a pharmaceutical company, from 1989 to 1993, and as Deputy Chairman from 1992 to 1993. Prior to that time, Dr. Mario served as Chairman and Chief Executive Officer of Glaxo, Inc., a subsidiary of Glaxo Holdings, from 1988 to 1989 and as President and Chief Operating Officer of Glaxo, Inc. from 1986 to 1988. Prior to joining Glaxo, Dr. Mario held various executive positions at Squibb Corporation and served as a director of that company. Dr. Mario is a citizen of the United States of America.


          James R. Butler
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          James R. Butler is the Group Vice President of ALZA International. Previously, Mr. Butler served as Group Vice President of ALZA Pharmaceuticals in 1999, Senior Vice President, Sales and Marketing, of ALZA from 1997 to 1999, and Vice President, Sales and Marketing, of ALZA from 1993 to 1996. Prior to joining ALZA, Mr. Butler served as Vice President and General Manager of the corporate division of Glaxo, Inc., a pharmaceutical company, from 1987 to 1993. Mr. Butler is a citizen of the United States of America.

          Bruce C. Cozadd
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Bruce C. Cozadd is the Executive Vice President and Chief Operating Officer of ALZA. Previously, Mr. Cozadd served as Senior Vice President and Chief Financial Officer of ALZA from 1997 to 1999, and as Vice President and Chief Financial Officer of ALZA from 1994 to 1996. Mr. Cozadd is a citizen of the United States of America.


          Harold E. Fethe
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Harold E. Fethe is the Senior Vice President, Human Resources, of ALZA. Previously, Mr. Fethe was Vice President, Human Resources, of ALZA from 1991 to 1998. Mr. Fethe is a citizen of the United States of America.

          Matthew K. Fust
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Matthew K. Fust is the Senior Vice President and Chief Financial Officer of ALZA. Previously, Mr. Fust served as Vice President, Finance and Controller of ALZA from 1998 to 1999 and Executive Director (Accounting and Financial Reporting) of ALZA from 1996 to 1998. Prior to joining ALZA, Mr. Fust served as a Manager of Strategic Consulting for Andersen Consulting from 1991 to 1996. Mr. Fust is a citizen of the United States of America.


          Dr. Ronald P. Haak
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

         Dr. Ronald P. Haak is the Senior Vice President, Technology
    Development and Principal Scientist, of ALZA. Mr. Haak previously served as Vice President, Technical Development, for ALZA from 1994 to 1998 and as Executive Director, Electrotransport Products, for ALZA from 1991 to
    1993.  Dr. Haak is a citizen of the United States of America.

          Robert M. Myers
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Robert M. Myers is the Senior Vice President, Commercial Development, of ALZA. Previously, Mr. Myers served as Vice President, Commercial Development, of ALZA from 1997 to 1999, Senior Director, Commercial Development, of ALZA from 1996 to 1997, Director, Commercial Development, of ALZA from 1995 to 1996 and as Director, Development Programs, of ALZA from 1994 to 1995. Mr. Myers is a citizen of the United States of America.


          Dr. Samuel R. Saks
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Dr. Samuel R. Saks is the Group Vice President, ALZA Pharmaceuticals, for ALZA. Previously, Mr. Saks served as Senior Vice President, Medical Affairs, of ALZA from 1994 to 1999 and as Vice President, Medical Affairs, of ALZA from 1992 to 1994. Dr. Saks is a citizen of the United States of America.

          Peter D. Staple
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Peter D. Staple is the Executive Vice President, Chief Administrative Officer and General Counsel of ALZA. Previously, Mr. Staple served as Senior Vice President and General Counsel of ALZA from 1997 to 1999 and as Vice President and General Counsel of ALZA from 1994 to 1996. Prior to joining ALZA, Mr. Staple was Vice President and Associate General Counsel of Chiron Corporation, a biotechnology company, from 1992 to 1994. Mr. Staple is a citizen of the United States of America.

          Daniel N. Swisher, Jr.
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Daniel N. Swisher, Jr. is the Senior Vice President, Sales and Marketing, of ALZA. Previously, Mr. Swisher served as Vice President, Marketing, of ALZA from 1997 to 1999, Executive Director, New Product Planning, of ALZA from 1995 to 1997, Executive Director, International Pharmaceuticals, of ALZA from 1993 to 1995 and as Manager, Strategic Planning, of ALZA from 1992 to 1993. Mr. Swisher is a citizen of the United States of America.

          Janne Wissel
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California  94039-7210

          Janne Wissel is the Senior Vice President, Operations, of ALZA. Previously, Ms. Wissel served as Vice President, Regulatory and Quality Management, of ALZA from 1995 to 1997, Vice President, Quality Management, of ALZA from 1994 to 1995 and as Senior Director, Regulatory Affairs, of ALZA from 1993 to 1994. Ms. Wissel is a citizen of the United States of America.

          William R. Brody, M.D., Ph.D.
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California 94039-7210

          Dr. William R. Brody is a member of the Board of Directors of ALZA. Dr. Brody has been the President of The Johns Hopkins University since 1996. Prior to assuming that position, Dr. Brody was provost of the University of Minnesota Academic Health Center from 1994 to 1996 and the Martin Donner Professor and Director of the Department of Radiology at The Johns Hopkins University from 1987 to 1994. Dr. Brody is a citizen of the United States of America.

          Robert J. Glaser, M.D.
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California 94039-7210

          Dr. Robert J. Glaser is a member of the Board of Directors of ALZA. Mr. Glaser was the Director for Medical Science of the Lucille P. Markey Charitable Trust, a philanthropic foundation supporting basic biomedical research, from 1984 to June 1997, and a trustee from 1988 to June 1997. In accordance with the donor's will, the Trust ceased operations in June 1997. Prior to 1984, Dr. Glaser was President, Chief Executive Officer and a trustee of the Henry J. Kaiser Family Foundation. Dr. Glaser is a citizen of the United States of America.

          Dean O. Morton
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California 94039-7210

          Dean O. Morton is a member of the Board of Directors of ALZA. Mr. Morton retired in 1992 as Executive Vice President, Chief Operating Officer and a director of the Hewlett-Packard Company, where he held various positions since 1960. Mr. Morton is a citizen of the United States of America.

          Denise M. O'Leary
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California 94039-7210

          Denise M. O'Leary is a member of the Board of Directors of ALZA. Ms. O'Leary is a private investor, investing her own capital in a variety of early stage companies. Ms. O'Leary was with Menlo Ventures, a venture capital investment company, from 1983 to 1996 and she served as a General Partner of that company from 1987 to 1996. Ms. O'Leary is a citizen of the United States of America.

          Isaac Stein
          1900 Charleston Road, P.O. Box 7210
          Moutain View, California 94039-7210

          Isaac Stein is a member of the Board of Directors of ALZA. Mr. Stein has been President of Waverley Associates, Inc., a private investment firm, since 1983 and a Managing Director of Technogen Associates, a venture capital investment company, since 1997. Mr. Stein is Chairman of Maxygen, Inc. Mr. Stein is a citizen of the United States of America.

          Julian N. Stern
          1900 Charleston Road, P.O. Box 7210
          Moutain View, California 94039-7210

          Julian N. Stern is a member of the Board of Directors of ALZA. Mr. Stern has been Secretary of ALZA since 1968. He is the sole employee of a professional corporation that is a partner of the law firm of Heller Ehrman White & McAuliffe LLP. Mr. Stern is a citizen of the United States of America.

          Dr. I. Craig Henderson
          1900 Charleston Road, P.O. Box 7210
          Mountain View, California 94039-7210

          Dr. I. Craig Henderson is a member of the Board of Directors of ALZA. Dr. Henderson is also the Senior Medical Adviser of ALZA. Previously, Dr. Henderson was the Chief Executive Officer and Chairman of the Board of Directors of SEQUUS Pharmaceuticals, Inc. from 1995 to 1999. He served as a director of SEQUUS from 1993 to 1999. Dr. Henderson is an Adjunct Professor of Medicine at the University of California, San Francisco. Dr. Henderson is a citizen of the United States of America.

          During the past five years, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4
------

     (a) ALZA exercised its option to purchase all of Crescendo's Class A Common Stock on September 29, 2000 by delivering an exercise notice to Crescendo. The terms of the Purchase Option are set forth in Crescendo's Restated Certificate. Pursuant to the Restated Certificate, as of September 29, 2000, the exercise price of the Purchase Option is $100 million, subject to final purchase adjustments. The closing date for the purchase is November 13, 2000 (the "Closing Date"). The Closing Date can be extended if necessary to obtain any required governmental consent. ALZA will deposit the exercise price with Fleet National Bank, as payment agent (the "Payment Agent"), on or prior to the Closing Date. Promptly following the Closing Date, the Payment Agent will distribute the exercise price pro rata to each person or entity who was a holder of Class A Common Stock at the close of business on the Closing Date. In accordance with the terms of the Restated Certificate, the stockholders of the Class A Common Stock do not need to take any steps to approve the purchase. Title to the Class A Common Stock will automatically vest in ALZA on the Closing Date and the exercise price will be paid to such stockholders in accordance with their respective interests.

     (b)  Not applicable.

     (c) The terms of the transaction would be the same for all stockholders; provided, however, that registered stockholders who hold physical stock certificates must submit their certificates to the Payment Agent in order to receive the pro rata exercise price, whereas registered stockholders who hold their shares in book entry form will automatically receive payment by check. Stockholders who hold their shares in a brokerage account will have the relevant account automatically credited by the broker.

     (d) Appraisal rights are not afforded under either applicable law or the Restated Certificate to Crescendo stockholders in respect of the exercise of the Purchase Option and none will be afforded by either of ALZA or Crescendo. ALZA is not aware of any rights available to objecting holders of Class A Common Stock under applicable law.

     (e) ALZA is unaware, after making reasonable inquiry of Crescendo, of any grant of access to unaffiliated security holders to the corporate files of either Crescendo or ALZA or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of either Crescendo or ALZA.

     (f)  Not applicable.

Item 5
------

     (a) (1) The nature and approximate amount in dollars of any transaction between ALZA and Crescendo which has occurred during the past two years are as follows:

              (i) From July 1, 1998 through June 30, 2000, Crescendo paid approximately $182.5 million to ALZA pursuant to the Development Agreement whereby ALZA was retained by Crescendo to perform certain research and development activities directed toward the selection and development of pharmaceutical products.

              (ii) From July 1, 1998 through June 30, 2000, Crescendo paid approximately $400,000 to ALZA pursuant to a Services Agreement dated September 5, 1997 between ALZA and Crescendo (the "Services Agreement") whereby ALZA was retained by Crescendo to supply certain administrative services to Crescendo in exchange for payment of ALZA's costs in the provision of such services.


              (iii) From July 1, 1998 through June 30, 2000, Crescendo paid approximately $13.4 million to ALZA pursuant to a Technology License Agreement (the "Technology License Agreement") dated September 5, 1997 between ALZA and Crescendo, whereby ALZA licensed certain proprietary technology to Crescendo.

              (iv) ALZA and Crescendo entered into a License Option Agreement (the "License Option Agreement") dated September 5, 1997 whereby Crescendo granted ALZA an option to license certain products from Crescendo. No amounts have been paid by either of ALZA or Crescendo to the other party pursuant to this agreement in the past two years except as set forth in sections (v)-(vii) below.

              (v) In December of 1998, ALZA exercised its option to obtain a worldwide license to OROS(R) oxybutynin (Ditropan XL(R)) from Crescendo. ALZA launched the product in the United States on February 1, 1999. Under the terms of the license agreement between Crescendo and ALZA, Crescendo will receive payments from ALZA based on worldwide net sales of the product. Since the option exercise, ALZA has paid Crescendo approximately $4.8 million under such license agreement.

              (vi) On March 3, 2000, ALZA exercised its option to obtain a worldwide license to DUROS(R) leuprolide (Viadur(TM)) from Crescendo. Under the terms of the license agreement between Crescendo and ALZA, Crescendo will receive payments from ALZA based on worldwide net sales of the product. On April 5, 2000, ALZA announced that it had entered into a U.S. commercialization agreement for Viadur with Bayer Corporation ("Bayer"). Under the terms of its license agreement with ALZA, Crescendo will receive payments from ALZA based on Bayer's net sales of the product.

              (vii) On August 1, 2000, ALZA exercised its option to obtain a worldwide license to OROS(R) methylphenidate (Concerta(R)). Under the terms of the license agreement between Crescendo and ALZA, Crescendo will receive payments from ALZA based on worldwide net sales of the product. On April 18, 2000, ALZA announced that it had entered into an agreement with McNeil Consumer Healthcare, a Johnson & Johnson company, to co-promote the product in the United States. The product was launched in the third quarter of 2000.

          (2)   Not applicable.

     (b)  See sections (a)(iv) - (a)(vii) above.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) Article FIFTH of the Restated Certificate provides ALZA with the Purchase Option. The Purchase Option provides that ALZA may purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the earlier of: (i) 60 days after Crescendo provides ALZA with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining after expenditures pursuant to the Development Agreement, accompanied by a report of Crescendo's independent auditors stating that nothing has come to their attention indicating that there are $2.5 million or more of Available Funds remaining at that date; or
          (ii) January 31, 2002 (subject to certain extension rights). ALZA may exercise the Purchase Option at any time prior to such expiration date by mailing an exercise notice to Crescendo. This exercise notice must identify certain information, including a closing date for the purchase and the exercise price and form of consideration to be paid to Crescendo stockholders. The closing date must be within 60 days of the exercise date but may be extended by ALZA as necessary to obtain governmental consents. ALZA exercised the Purchase Option by providing the foregoing exercise notice to Crescendo on September 29, 2000. The Closing Date has been set for November 13, 2000.

          From the date of exercise of the Purchase Option until the Closing Date, Crescendo is prohibited by the terms of the Restated Certificate from engaging in any extraordinary corporate activity without the prior written consent of ALZA.

          Article FOURTH of the Restated Certificate provides that as soon as ALZA exercises the Purchase Option, Crescendo's board shall cease to be classified, the number of authorized Crescendo directors shall be increased in accordance with a formula set forth in the Restated Certificate and the holders of Crescendo's Class B Common Stock (currently ALZA) shall have the sole right to appoint the directors thereafter.

          Within 15 business days after the mailing of the exercise notice to Crescendo, Crescendo must provide ALZA with a status statement containing certain financial information. This financial information includes all actual and contingent liabilities of Crescendo. ALZA then may reduce the exercise price by the amount of such liabilities. It is not anticipated that any reduction will occur in the current circumstances of this transaction.

          ALZA must designate a payment agent who will distribute the exercise price to the Crescendo stockholders. ALZA must also deposit both the exercise price and irrevocable instructions to pay the exercise price to Crescendo stockholders of record as of the close of business on the Closing Date, with the payment agent on or prior to the Closing Date. ALZA has designated Fleet National Bank as Payment Agent.

          On the Closing Date, title to the Class A Common Stock will automatically transfer to and vest in ALZA without further act of any person. The Payment Agent will then disburse the exercise price to the holders of Crescendo Class A Common Stock as set forth in Item 4(c) above.

Item 6
------

     (b) Subsequent to the purchase of the Class A Common Stock by ALZA, Crescendo will be a wholly-owned subsidiary of ALZA. ALZA currently has no plans to retire or otherwise dispose of the Class A Common Stock after the Closing Date.

     (c) Subsequent to the purchase of the Class A Common Stock by ALZA, Crescendo will be a wholly-owned subsidiary of ALZA. ALZA anticipates de-listing Crescendo from the Nasdaq National Market and filing a Form 15 with the Securities and Exchange Commission (the "Commission") to suspend Crecendo's reporting requirements under the Exchange Act and terminate registration of the Class A Common Stock. ALZA intends to replace Crescendo's officers and directors with ALZA employees.

Item 7
------

     (a) The purpose of this transaction is to acquire the rights to all products and product candidates developed or under development by ALZA and Crescendo pursuant to the Development Agreement, without ongoing royalty obligations to Crescendo. ALZA believes that it is in the best interests of ALZA and ALZA's stockholders to exercise the Purchase Option at this time.

     (b) ALZA holds an option to license each of the individual products being developed by ALZA on behalf of Crescendo and has exercised its option with respect to three of these products. However, such licenses obligated (and such future licenses likely would obligate) ALZA to make significant product payments to Crescendo. Therefore, maintaining the existing licenses in place and potentially exercising the license option with respect to individual products in the future were not considered by ALZA to be the most effective and comprehensive means to acquire all of Crescendo's products and product candidates.

     (c) The transaction was structured pursuant to the terms of the Purchase Option set forth in Crescendo's Restated Certificate. This transaction is being undertaken at this time because ALZA expects that Crescendo's Available Funds may drop below $2.5 million by the end of the year 2000, thereby triggering the deadline for exercise of the Purchase Option. Therefore, for the reasons described in Items 7(a) and (b) above, ALZA's directors determined that exercise of the Purchase Option at this time was in the best interests of ALZA and its stockholders.

     (d) The transaction reported herein will cause Crescendo to become a wholly-owned subsidiary of ALZA. Crescendo will be de-listed from the Nasdaq National Market and will have its public reporting obligations suspended. As a result ALZA will indirectly own all of the assets of Crescendo.

          The transaction reported herein will cause each stockholder of Class A Common Stock to dispose of his or her Class A Common Stock for consideration equal to that stockholder's pro rata share of the exercise price identified in Item 4(a) above.

          The federal income tax consequences to Crescendo stockholders under the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the cash received for their Class A Common Stock are generally as described below. This discussion is intended only to provide general information to stockholders that are subject to United States federal income tax; it may not address all relevant federal income tax consequences to such persons or to other categories of stockholders, e.g., foreign persons, dealers in securities, stockholders that are exempt from federal income tax, stockholders who received their Crescendo stock by the exercise of an option, or as compensation or stockholders who do not hold their Class A Common Stock as capital assets. This discussion is based upon present federal income tax laws and does not attempt to anticipate changes of law. This discussion does not address state, local or foreign tax considerations. ALL HOLDERS OF CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

          Holders of Class A Common Stock will have a capital gain or loss, due to ALZA's exercise of the Purchase Option, equal to the difference between (a) the amount of the cash received for the Class A Common Stock, and (b) their basis in the Class A Common Stock surrendered. Gain or loss due to the exercise of the Purchase Option should be long-term if the Class A Common Stock has been held for more than one year at the time of exercise of the Purchase Option. The Internal Revenue Service ("IRS") may assert, however, that the holding period of the Class A Common Stock does not begin until the date the Purchase Option is exercised and that capital gain or loss upon exercise of the Purchase Option is therefore short-term. Limitations may apply to deduction of capital loss.

          To the extent that a holder of Class A Common Stock has not provided or does not provide a correct taxpayer identification number on IRS Form W-9 or a substitute therefor, such holder may be subject to backup withholding by ALZA.
Item 8
------

     (a) ALZA reasonably believes that the transaction reported herein is fair to the holders of Crescendo Class A Common Stock. None of ALZA's directors dissented to the transaction. Julian N. Stern abstained from voting on such transaction because he owns shares of Class A Common Stock. Two additional ALZA directors who own shares of Crescendo Class A Common Stock, Isaac Stein and Dean O. Morton, did not participate in the ALZA board meeting at which the transaction was approved.

     (b) The material factor upon which the belief stated in Item 8(a) is based is set forth below.

          Stockholder Awareness of Purchase Option

          Initial public holders of the Class A Common Stock received such stock as a dividend from ALZA in 1997. The Purchase Option was a feature of the Class A Common Stock at that time and was described in the prospectus dated September 5, 1997, distributed in connection with the distribution of the Class A Common Stock. The Purchase Option was also set forth in the Restated Certificate, which was publicly filed both with the Delaware Secretary of State and the Commission prior to the distribution. Pursuant to the Restated Certificate, the stock certificates for the Class A Common Stock were legended to put the holders thereof on further notice about the Purchase Option. Stockholders were also advised of the Purchase Option in each Form 10-K and Form 10-Q public filing made by Crescendo and in each Form 10-K filing made by ALZA with the Commission since Crescendo's formation. Accordingly, the Purchase Option was present in the initial public distribution of the Class A Common Stock, was disseminated in Crescendo's charter documents, was discussed in each of Crescendo's periodic filings and in ALZA's annual periodic filings and was legended on each physical stock certificate issued for the Class A Common Stock. As a result, every holder of Crescendo Class A Common Stock received substantial notice as to the terms of the Purchase Option prior to making any investment decision with respect to the Class A Common Stock.

          ALZA decided to pay the exercise price to holders of Crescendo Class A Common Stock in cash, instead of stock, because ALZA had sufficient cash available, and the payment of cash would not be dilutive to the stockholders of ALZA. ALZA reasonably believes the form of such payment to be fair to holders of Crescendo Class A Common Stock.

     (c) The Restated Certificate does not require any approval of the stockholders of Crescendo for the exercise of the Purchase Option.

     (d) After making reasonable inquiry of management of Crescendo, ALZA believes that no directors of Crescendo have retained an unaffiliated representative to act solely on behalf of any security holders of Crescendo as no action is required by either of Crescendo's directors or Crescendo's security holders to effect the Purchase Option.

     (e)  Not applicable.

     (f)  Not applicable.

Item 9
------
[CAPTION]
     (a) Neither ALZA nor, to the best of ALZA's knowledge after reasonable inquiry of Crescendo, Crescendo, has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party which is materially related to the transaction described herein.

     (b)  Not applicable.

     (c)  Not applicable.

Item 10
-------

     (a) The total consideration for the purchase by ALZA of the Class A Common Stock shall be determined according to Article FIFTH of the Restated Certificate attached hereto as Exhibit (D)(1). The source of these funds is ALZA's cash, cash equivalents and marketable securities.

     (b)  None.

     (c) ALZA's reasonably itemized statement of expenses for the transaction includes filing fees of $20,000, printer fees of approximately $5,000, accounting fees of approximately $5,000 and legal fees of approximately $50,000. Crescendo will not be responsible for paying any or all of such expenses.

     (d)  Not applicable.

Item 11
-------

     (a) As of September 29, 2000, no shares of Class A Common Stock of Crescendo are beneficially owned by ALZA, by any pension, profit sharing or similar plan of ALZA or, to ALZA's knowledge after reasonable inquiry, by any executive officer and director of ALZA, any person controlling ALZA or any executive officer of any corporation ultimately in control of ALZA or by any associate or majority owned subsidiary of ALZA except as set forth below. Each of the persons listed below holds less than 0.1 percent of the shares of Crescendo Class A Common Stock outstanding on such date.


                                                            Immediately
                             Direct         Indirect        Exercisable
Name                       Ownership       Ownership          Options
----                       ---------       ---------        -----------
James R. Butler               100               -0-               -0-
Bruce C. Cozadd               135               -0-               -0-
Harold E. Fethe               200               -0-               -0-
Matthew K. Fust                31               -0-               -0-
Ronald P. Haak                 79               -0-               -0-
Dean O. Morton               1000               -0-               -0-
Robert M. Myers                10               -0-               -0-
Dr. Samuel R. Saks            312(1)            -0-               -0-
Peter D. Staple                86               -0-               -0-
Isaac Stein                   580               -0-               -0-
Julian N. Stern              4696               -0-               -0-
Daniel N. Swisher, Jr.         36               -0-               -0-
Janne Wissel                  336               -0-               -0-

(1) Shares listed are subject to restrictions on dispostion which lapse on January 17, 2001.

As of September 29, 2000, ALZA's 401(k) tax deferral investment plan owned 37,006 shares of Class A Common Stock for the accounts of certain ALZA employees. The employees direct the investment of these accounts. Some of the shares reported as indirectly owned by ALZA employees in the table above are included in the foregoing amount.

     (b)  None.

Item 12
-------

     (d)  Not applicable.

     (e)  Not applicable.

Item 13
-------

      (a) Crescendo's financial information is incorporated herein by reference from Crescendo's Form 10-K and Form 10-K/A for the year ended December 31, 1999 and the Crescendo Form 10-Q for the quarter ended June 30, 2000. Crescendo had no material fixed charges for its two most recent fiscal years and the interim period. Book value per share of Crescendo Class A Common Stock was $17.62 and $9.57 at December 31, 1999 and June 30, 2000 respectively.

     (b)  Not applicable.

Item 14
-------

     (a)  Not applicable.

     (b)  Not applicable.

Item 15
-------

     (a)  Not applicable.

Item 16
-------

Exhibit No.    Description
-----------    -----------
99.(A)(1)      Notice to Stockholders of Crescendo Pharmaceuticals Corporation.

99.(D)(1)      Restated Certificate of Incorporation of Crescendo, as corrected, filed as Exhibit 3.1 to Crescendo Form 10-K/A for the year ended
               December 31, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2000                       ALZA CORPORATION


                                     By:   /s/  Peter D. Staple
                                        -------------------------------------
                                           Peter D. Staple
                                           Executive Vice President,
                                           Chief Administrative Officer
                                           and General Counsel